Exhibit 99.1

Jeffs’ Brands Provides Update Regarding Potential Acquisition of its U.S. Subsidiary, for an Approximate Valuation of USD $11.8 million to a Canadian Public Company

The previous letter of intent with a U.S. public company was terminated pursuant to its own terms and Jeffs’ Brands has entered into a new non-binding letter of intent to for the acquisition of its wholly-owned U.S. Subsidiary, Smart Repair Pro, and its approximately 49.1% ownership interest in SciSparc Nutraceuticals Inc., by a Canadian public company in exchange for an up to 90% equity (on a fully diluted basis) interest in such company

Tel Aviv, Israel, Jan. 21, 2025 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, today announced an update regarding the potential acquisition of its wholly- owned subsidiary, Smart Repair Pro, which operates Jeffs’ Brands’ stores on the U.S. Amazon Marketplace. The Company’s previous letter of intent (the “Prior LOI”) with a U.S. public company was terminated pursuant to its own terms and the Company has entered into a new non-binding LOI (the “New LOI”) with a Canadian public company (the “Acquiror”) for the proposed acquisition of Smart Repair Pro and its approximately 49.1% ownership interest (held by its wholly owned subsidiary, Jeffs’ Brands Holdings Inc.) in SciSparc Nutraceuticals Inc. (“SNI”) in exchange for up to a 90% equity interest in the Acquiror (on a fully diluted basis), calculated as of immediately following the closing and based on a valuation of CAD 17.125 million (approximately USD $11.8 million) for Smart Repair and the minority interest in SNI and CAD 4.85 million (taking into account the full potential consideration and contingent on cash holdings of at least CAD 300,000 (approximately USD $207,000) for the Acquiror (together, the “Transaction”). Following the completion of the Transaction, the Company’s ownership interest in Smart Repair Pro and SNI will be held by the Acquiror.

Under the terms of the New LOI, Jeffs’ Brands will transfer all of the issued and outstanding shares of Smart Repair Pro and SNI held by the Company and Jeffs’ Brands Holding Inc., to the Acquiror in exchange for initially 75% of the Acquiror’s issued and outstanding shares, as an initial payment upon closing of the Transaction. Upon the achievement of certain milestones, Jeffs’ Brands will receive an aggregate additional number of shares for up to a 90% equity interest in the Acquiror, on a fully diluted basis, each calculated as of immediately following the closing of the Transaction.

The Transaction is expected to close by May 30, 2025, subject to the successful completion of due diligence by both parties, the execution of binding definitive agreements with respect to the Transaction, which shall include customary closing conditions, and compliance with any regulatory approvals. There is no guarantee when or if the Transaction will be completed. Either party may terminate the New LOI upon written notice to the other party that it is terminating negotiations with respect to the proposed Transaction if it does not deem the due diligence review of the other party to be satisfactory. The LOI will automatically terminate upon the earlier of (i) the execution of definitive agreements with respect to the Transaction or (ii) March 31, 2025.

Certain of Jeffs’ Brands directors serve as directors in the Acquiror and/or the Acquiror’s controlling shareholders. As such, the New LOI was approved by the audit committee and the board of directors, in accordance with the Israeli Companies Law-1999.

About Jeffs’ Brands Ltd

Jeffs’ Brands aims to transform the world of e-commerce by creating and acquiring products sold on Amazon Marketplace and turning them into market leaders, tapping into vast, unrealized growth potential. Through the Company’s management team’s insight into the FBA Amazon business model, it aims to use both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when discussing the potential structure and timing of the Transaction pursuant to the New LOI and the expected closing of the Transaction, subject to the successful completion of due diligence by both parties and the execution of binding definitive agreements with respect to the Transaction. Forward-looking statements are neither historical facts nor assurances of future performance Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow its brands and product offerings, including by acquiring new brands; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel, including the recent attacks by Hamas, Hezbollah Iran, and other terrorist organizations; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (“SEC”), on April 1, 2024 and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com